                                               /------------------------------/
                                               / OMB Approval                 /
---------                                      /------------------------------/
 FORM 4                                        / OMB Number:        3235-0287 /
---------                                      / Expires: January 31, 2005    /
Check this box if no    ----------             / Estimated average burden     /
longer subject to       ----------             / hours per response...... 0.5 /
Section 16. Form 4                             /------------------------------/
or Form 5 obligations may continue.
See Instruction 1(b)

                   U. S. SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C. 20549

             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

       Filed pursuant to Section 16 (a) of the Securities Exchange Act of 1934, Section 17 (a) of the Public Utility Holding Company Act
        of 1935 or Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person

        Levin                        David                            G
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        (Last)                      (First)                        (Middle)

                             760 N.W. 107th Avenue
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                                   (Street)

        Miami                         FL                              33172
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        (City)                      (State)                           (Zip)



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2.  Issuer Name and Ticker or Trading Symbol

    LNR Property Corporation  /   LNR
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3.  IRS Identification Number               4.  Statement for
    of Reporting Person, if                     Month/Year
    an entity                                    Apr-02
                                            ------------------------------------
                                            5.  If Amendment, Date
    (Voluntary)                                 of Original (Mo./Yr.)


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6.  Relationship of Reporting Person to Issuer
              (Check all applicable)

____  Director                ________  10% Owner
 X    Officer (give           ________  Other (specify
----      title below)                             below)

Vice President
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7.  Individual of Joint/Group Filing
    X  Form filed by One Reporting Person
   ---
   ___ Form filed by More than One Reporting Person
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
                     Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)       5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)               Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)              Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instruc-                                        Owned at             Direct        Bene-
                         Day/       tion 8)                                          End of               (D) or        ficial
                         Year)   ------------------------------------------          Month                Indirect      Owner
                                    Code/ V      Amount (A)  or (D)   Price          (Instr. 3 and 4)     (Instr. 4)    (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             N/A             N/A              N/A                                364              I      By Savings Plan
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Common Stock          04/01/02            X         7,967/ A / 28.30                      23,967              D
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Restricted Common
Stock (I)                N/A             N/A              N/A                             37,500              D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

(1) Represents shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 19, 2002 (50,000), and the remainder will vest on each of January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one-quarter of the total number of shares.

FORM 4 (continued)                    Table II Derivative Securites Acquired, Disposed of, or Beneficially Owned
                                                          (e.g. puts, calls, warrants, options, convertible securities)
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1.  Title of Derivative Security      2.  Conver-   3.  Transac-    4.  Transac-     5.  Number of               6. Date
    (Instr. 3)                            sion or       tion Date       tion Code        Derivative            Exercisable
                                          Exercise      (Month/Day      (Instr. 8        Securities              and Exp-
                                          Price of      Year)                            Acquired              iration Date
                                          Deriv-                                         (A)  or                (Month/Day
                                          ative                                          Disposed of               Year)
                                          Security                                       (D)
                                                                                        Instr. 3,4,5

                                                                        Code / V        (A)  (D)                Exer/Expir.
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
Common Stock Options                     12.32               N/A           N/A               N/A            10-31-97 / 08-08-03
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                      9.92               N/A           N/A               N/A            10-31-97 / 12-22-04
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock Options                    24.8125              N/A           N/A               N/A            10-31-98 / 10-30-07
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Common Stock Options                    17.3125              N/A           N/A               N/A            01-01-99 / 12-14-07
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Common Stock Options                    18.15625             N/A           N/A               N/A            01-28-01 / 01-27-10
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Common Stock Options                    26.84375             N/A           N/A               N/A            01-17-02 / 01-16-11
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Common Stock Options                     31.30               N/A           N/A               N/A            01-02-03 / 01-01-12
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Stock Purchase Agreement (2)             28.30            4/1/2002          X             7,967 (D)         04-01-03 / 04-01-06
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Stock Purchase Agreement (3)             36.12            4/30/2002         I            10,910 (A)         04-01-03 / 04-01-07
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
-------------------------------------------------------------------------------------------------
        7. Title/Amt.               8. Price of      9. Number      10. Owner-     11. Nature
              of                     Derivative      of Deriv-      ship Form      of Indirect
          Underlying                  Security         ative            of         Beneficial
          Securities                 (Instr. 5)     Securities      Derivative     Ownership
        (Instr 3 & 4)                              Beneficially     Securities     (Instr.4)
                                                     Owned at      Beneficially
                                                      End of         Owned at
                                                      Month           End of
         Title/Amt.                                 (Instr. 4)        Month
       or # of shares                                               (Instr. 4)
-------------------------------------------------------------------------------------------------
Common Stock Options/  19,730            N/A          19,730            D
-------------------------------------------------------------------------------------------------
Common Stock Options/  7,398             N/A           7,398            D
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Common Stock Options/  37,500            N/A          37,500            D
-------------------------------------------------------------------------------------------------
Common Stock Options/  26,250            N/A          26,250            D
-------------------------------------------------------------------------------------------------
Common Stock Options/  10,000            N/A          10,000            D
-------------------------------------------------------------------------------------------------
Common Stock Options/  10,000            N/A          10,000            D
-------------------------------------------------------------------------------------------------
Common Stock Options/  10,000            N/A          10,000            D
-------------------------------------------------------------------------------------------------
Stock Purchase Agreement/ 19,373         N/A          19,373            D
-------------------------------------------------------------------------------------------------
Stock Purchase Agreement/ 10,910         N/A          10,910            D
-------------------------------------------------------------------------------------------------

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

Explanation of Responses:

*  If the form is filed by more than one reporting person, see Instruction
4(b)(v).

** Intentional misstatements or commissions of facts constitute Federal Criminal Violations.

  See 18 U. S. C. 1001 and 15 U. S. C. 78ff(a).

/s/ David G. Levin                            5/10/2002
-----------------------------------------------------------------
     ** Signature of Reporting Person      Date
David G. Levin

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See instruction 6 for procedure.

(2) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2003 through 2006, Mr. Levin will make purchases of LNR common stock. These purchases will total 19,373 shares.

(3) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2003 through 2007, Mr. Levin will make purchases of LNR common stock. These purchases will total 10,910 shares.

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